

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2015

Craig Brandman
Chief Executive Officer
StepOne Personal Health, Inc.
509 Sough Wall Avenue
Joplin, MO 64801

> **Re:** **StepOne Personal Health, Inc.**
> **Amendment No. 7 to Offering Statement on Form 1-A**
> **Filed August 18, 2015**
> **File No. 024-10385**

Dear Mr. Brandman:

Our preliminary review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of the form. For instance, we note the following deficiencies:

1.   Your document does not contain the financial statements required by Part F/S of Form 1-A. Please update your disclosures accordingly.

2.   Your document does not appear to contain the information required by the following Items of Form 1-A: Items 2 (Table of Contents), 4 (Dilution), and 7 (Description of Business) of Part II and Item 16 (Index to Exhibits) of Part III. Please update your disclosures accordingly.

3.   Please note that the Commission adopted new rules effective June 19, 2015, amending Regulation A to, among other things, modify the disclosure format of Form 1-A. Please be advised that the disclosure format in your Form 1-A is no longer available and you must transition to an approved disclosure format. Please refer to http://www.sec.gov/rules/final/2015/33-9741.pdf for additional guidance.

We will not be in a position to qualify the Form 1-A until you amend your offering statement to correct the deficiencies and address any comments we may have at that time.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or, in his absence, me at (202) 551-3483 with any other questions. If you need further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies and Services

cc: Natalie Cruz
        Alternative Securities Markets Group